SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 9ª Annual General Meeting and 25ª Extraordinary General Meeting" dated on March 29, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MINUTES OF THE 9ª ANNUAL GENERAL MEETING AND 25ª EXTRAORDINARY GENERAL MEETING HELD ON MARCH 29, 2007.

March 29, 2007 (12 pages)

For more information, please contact: Daniel de Andrade Gomes Telesp, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: dgomes@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – March 29, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders about resolutions taken on its Annual General Meeting and Extraordinary General Meeting.

I. Date, Time and Venue: March 29, 2007, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851, in the city of São Paulo-SP.

II. Call notice: Public notice published in the Official Gazette of the State of São Paulo and in the newspaper “Gazeta Mercantil”, on March 13, 14, and 15, 2007, pages 150, 23 and 66, and pages A9, A13 and A11, respectively.

III. Agenda:

In Annual General Meeting:

1.	To examine the management’s accounts, discuss and vote on the Company’s Financial Statements, related to the fiscal year ended on December 31, 2006;

2.	To deliberate on proposal of dividend allocation for the fiscal year 2006;

3.	To aprove the Company’s budget for the fiscal year 2007;

4.	To elect the members of the Board of Directors for a new tenure;

5.	To elect the members of the Audit Committee;

6.	To determine remuneration for managers and members of Audit Committee.

In Extraordinary General Meeting:

1. To deliberate on the proposal for simplification of the Company’s Bylaws, concerning to the position and assignment of the Board’s members, as follows: (a) to establish that the Company’s Board will consist of, at least three (3) and at most fifteen (15) members denominated Chief Executive Officer, General Officer for Fixed Telephony, Vice-president of Finance and Investor Relations Officer and, other vice-presidents without specific assignment; (b) to define in the Company’s bylaws the responsibilities of the Chief Executive Officer, General Officer for Fixed Telephony, Vice-president of Finance and Investor Relations Officer. Individual functions of Vice-Presidents without specific assignments will be established by the Board of Directors, that will be able to define as well specific assignments to the referred positions; (c) In accordance to the proposals described in the items “a” and “b” above, to adapt the article 20, responsible for the Board’s composition and article 23, related to members of the Board assignment; to adapt statutory devices where there is the expression “executive officer” and replace it by “director”; to exclude of the Company’s bylaws the mention of “Article 26 –REPEALED”, reclassifying subsequent articles.

2. To approve the consolidated Company’s bylaws.

IV. Attendance: Company’s shareholders, representing 85.9% of the capital voting, in accordance with records and signatures of the attendance book nº 02, sheets 11 – front to 14 –verso, verifying the legal quorum for instatement and resolutions. There was registered the Company’s managers attendance, Mr. Gilmar Roberto Pereira Camurra, Vice-President of Finance and Investor Relations Officer; members of the Audit Committee, Mr. Clovis Azeredo Travassos and Wolney Querino Schuler Carvalho; the Company’s Accounting Director and accountant, Mrs. Paula Bragança França Mansur and Mr. Milton Shigueo Takarada, agents of the accounting firm, Ernst & Young Auditores Independentes S/S, Mr. Luiz Carlos Marques and Luiz Carlos Passetti.

V. Board:	Gilmar Roberto Pereira Camurra - Chairman
Angeles Pilar Vicent Candame – Secretary

VI. Resolutions: The following resolutions were approved by the shareholders, presents in the meeting, according to legal abstentions:

In Annual General Meeting:

1 – The Chairman through examination of item “1” of the agenda informed that it was available to investors the documentation related to the management account comprehending: management report, balance sheet and other complete income statement of the Company and consolidated, properly together with the explanatory note, as well as the technical report of the accounting firm Ernst & Young Auditores Independentes S/A and from the Company’s audit committee issued without defeasance, all of them related to the fiscal year ended on December 31, 2006. Following, it was proposed and accepted by those present, the exemption reading of the referred documents, for being of knowledge of everyone, considering the legal disposal, they were published, in full in the newspapers Gazeta Mercantil on February 26,2007, and Official Gazette of the São Paulo State on February 27, 2007. Subject of discussion and voting, abstaining those impeded by law, the matter of “item 1” of the agenda was unanimously approved by the shareholders presented in the meeting, without any kind of restriction or reserves, expressly approved, in its totality, the management report and their accounts, comprehending balance sheet and complete income statements with the Company’s explanatory note – parent company and consolidated, all of them related to the fiscal year 2006, including allusive technical report to the matter.

2 – It was valued the matter included in item "2" of the agenda, which contains the proposal for allocation of results related to the fiscal year 2006, as follows:

“Proposal of the Management for Allocation of Results related to the fiscal year 2006

Dear Shareholders,

In fulfillment of the legal provision matter of the extract, this management proposes to Telesp’s shareholders the allocation of net income for the fiscal year 2006, in the amount of R$2,816,151,379.49 (two billion, eight hundred and sixteen million, one hundred fifty one thousand, three hundred seventy nine Reais and forty nine cents) accounted in the Balance Sheet on December 31, 2006, as accrued profit. Shall be as follow:

Accrued Profit before Distribution	1,019,084,483.85
Net Income for 2006	2,816,151,379.49

Total Accrued Profit in 2006	3,835,235,863.34
Intermediary Dividends granted on May 23, 2006	(1,169,604,000.00)
Interest on Own Capital granted on May 23, 2006	(290,000,000.00)
Intermediary Dividends granted on November 10, 2006	(1,180,000,000.00)
Interest on Own Capital granted on November 10, 2006	(370,000,000.00)
Interest on Own Capital granted on December 18, 2006	(120,000,000.00)

Exceeding value over net income for the fiscal year 2006	705,631,863.34

1.

LEGAL RESERVE - In accordance to the article 193 of Law # 6404/76, the Company chose for not constitute a legal reserve, since its current balance summed to the balance of capital reserves exceeded 30% of capital stock, in accordance to the 1st paragraph of same aforementioned article.

2.

INTERIM DIVIDENDS - In accordance to article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaw, as well as in articles 204 and 205 of the Law # 6404/76, the Management granted allocation of interim dividends in the amount of R$1,169,604,000.00 (one billion, one hundred sixty nine million, six hundred and four thousand Reais) based on accrued profits of the last annual balance sheet and first quarter ended on 03/31/2006, allocated as follow: R$1,136,783,848.64 (one billion, one hundred thirty six million, seven hundred eighty three thousand, eight hundred forty eight Reais and sixty four cents) distributed to shareholders registered at the Company by the end of the day on May 23, 2006, and R$32,820,151.36 (thirty two million, eight hundred twenty thousand and one hundred fifty one Reais and thirty six cents) distributed to the Company’s shareholders, at the moment of, Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29,2006, and by these dates shares were considered as “ex-dividends”. These dividends were imputed to mandatory minimum dividend for the fiscal year 2006. The payment of aforementioned dividend started by June 26, 2006, and September 22, 2006, respectively.

On November 10, 2006, the Management granted allocation to payment of interim dividends, with payment by December 11, 2006, in the amount of R$1,180,000,000.00 (one billion, one hundred eighty million Reais) based on the financial statement as of September 30, 2006, for common and preferred shareholders registered on Telesp’s book records by the end of the day on November 13, 2006, and by this date the Company’s shares were considered as “ex-dividends”. These dividends were imputed to mandatory minimum dividend for the fiscal year 2006.

3.

INTEREST ON OWN CAPITAL - In accordance to article 7, in conjunction with articles 22, 27 and 29 of the Company’s Bylaw, as well as in articles 202, items I, II, III of the Law # 6404/76, this Management approved payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend as required by article 9º of the Law 9.249/95, in the amount of R$290,000,000.00 (two hundred ninety million Reais), subject of withhold income tax, results in the payment of R$246,500,000.00 (two hundred forty six million and five hundred thousand Reais), declared to the Company’s shareholders on May 23, 2006 and distributed as follow: R$281,862,336.40 (two hundred eighty one million, eight hundred sixty two thousand and three hundred thirty six Reais and forty cents), withholding income tax, resulting in the payment of R$239,582,985.94 (two hundred thirty nine million, five hundred eighty two thousand, nine hundred eighty five Reais and ninety four cents) to the shareholders registered on Telesp’s book records by the end of the day on May 23, 2006 and

R$8,137,663.60 (eight million, one hundred thirty seven thousand and six hundred sixty three Reais and sixty cents), withholding income tax, resulting in the payment of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), distributed to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006, as follow below:

Interest on Own Capital	290,000,000.00
(-) Withholding Income Tax	(43,500,000.00)

Net value of interests imputed into Dividends	246,500,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	90,666,046.63
Preferred Shares	199,333,953.37
(-) Withholding Income Tax	(43,500,000.00)

Net value of interests imputed into Dividends	246,500,000.00

On November 10, 2006, the Management approved payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend as required by article 9º of the Law 9.249/95, in the amount of R$370,000,000.00 (three hundred seventy million Reais), subject of withhold income tax, results in the payment of R$314,500,000.00 (three hundred fourteen million and five hundred thousand Reais) to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006, and distributed as follow:

Interest on Own Capital	370,000,000.00
(-) Withholding Income Tax	(55,500,000.00)

Net value of interests imputed into Dividends	314,500,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	115,621,793.00
Preferred Shares	254,378,207.00
(-) Withholding Income Tax	(55,500,000.00)

Net value of interests imputed into Dividends	314,500,000.00

In accordance to the article 9º of the Law 9.249/95 and deliberation nº207/96 of the securities commission, the Management approved on December 18, 2006, the payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend in the amount of R$120,000,000.00 (one hundred twenty million Reais), subject of withhold income tax, results in the payment of R$102,000,000.00 (one hundred two million Reais) to shareholders registered on Telesp’s book records by the end of December 28, 2006, and distributed as follow:

Interest on Own Capital	120,000,000.00
(-) Withholding Income Tax	(18,000,000.00)

Net value of interests imputed into Dividends	102,000,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	37,498,959.89
Preferred Shares	82,501,040.11
(-) Withholding Income Tax	(18,000,000.00)

Net value of interests imputed into Dividends	102,000,000.00

Shareholders immune or tax-free, will receive interest on own capital in full, without tax withheld at source.

4.

ACCRUED PROFIT - Accrued profit on December 31,2005, was fully absorbed by the dividend statement on May 23, 2006. The balance on December 31, 2006, in the amount of R$705,631,863.34 (seven hundred five million, six hundred thirty one thousand, eight hundred sixty three Reais and thirty four cents) refers to remaining balance of profit related to the fiscal year 2006, which allocation will be decided in shareholders’ meeting. The Management proposes that this remaining balance stays at accrued profit account for future implementation of modernization and/or expansion of telecommunication system. This amount belongs to Capital Budget presents in the annex of this proposal.

5.	PAYMENT OF INTEREST ON OWN CAPITAL - The allocation of dividends and interest on own capital is demonstrated as follow:

a) Interim dividends ensured in accordance to articles 7º and 28º of the Company’s Bylaw and articles 204 and 205 of the Law 6.404/76, in the amount of R$1,169,604,000.00 (one billion, one hundred sixty nine million and six hundred four thousand Reais), paid as of June 26, 2006, and September 22, 2006, respectively, to shareholders registered on Telesp’s book records by the end of the day on May 23, 2006, and to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006:

	Common	Preferred (*)

Dividends per share in R$	2.166017518411	2.382619270253

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s Bylaws.

b) Interim dividends ensured in accordance to articles 7º and 28º of the Company’s Bylaw and articles 204 and 205 of the Law 6.404/76, in the amount of R$1,180,000,000.00 (one billion and one hundred eighty million Reais), paid as of December 11, 2006, to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006:

	Common	Preferred (*)

Dividends per share in R$	2.186948108760	2.405642919636

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s Bylaws.

c) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$290,000,000.00 (two hundred ninety million Reais), paid as of June 26, 2006, and September 22, 2006, respectively, to shareholders registered on Telesp’s book records by the end of the day on May 23, 2006, and to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006:

Interest on Own Capital		290,000,000.00

Common Shares		90,666,046.63
Preferred Shares		199,333,953.37
(-) Withholding Income Tax		(43,500,000.00)

Net value of interests imputed into Dividends		246,500,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.537057910488	0.456499223915
Preferred Shares	0.590763701537	0.502149146307

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s Bylaws.

d) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$370,000,000.00 (three hundred seventy million Reais), paid as of December 11, 2006, to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006:

Interest on Own Capital		370,000,000.00

Common Shares		115,621,793.00
Preferred Shares		254,378,207.00
(-) Withholding Income Tax		(55,500,000.00)

Net value of interests imputed into Dividends		314,500,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.685737966306	0.582877271361
Preferred Shares	0.754311762936	0.641164998496

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s Bylaws.

e) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$120,000,000.00 (one hundred twenty million Reais), to shareholders registered on Telesp’s book records by the end of the day on December 28, 2006. It was proposed that payment would be done as of December 21, 2007, for its nominal value, not subject of monetary restatement.

Interest on Own Capital	120,000,000.00

Common Shares	37,498,959.89
Preferred Shares	82,501,040.11
(-) Withholding Income Tax	(18,000,000.00)

Net value of interests imputed into Dividends	102,000,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.222401502585	0.189041277198
Preferred Shares	0.244641652844	0.207945404918

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s Bylaws.

6.

CAPITAL STOCK - The Company’s capital stock by the year’s end 2006 is R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents), divided in 168,819,870 common and 337,417,402 preferred shares, totaling 506,237,272 shares, all of them no-par value shares.

Shareholders unanimously approved the management proposal for allocation of the results related to the fiscal year 2006, regarding the following modifications: (i) Item 4 – Accrued Profits. It was decided that the net profit balance, in the amount of R$705,631,863.34 (seven hundred and five million, six hundred thirty one thousand, eight hundred sixty three Reais and thirty four cents) shall be allocated to shareholders as dividends, not remaining in accrued profit account for future investment in modernization and/or expansion of telecommunication system as proposed and not constituting, therefore, as source of finance of the capital budget. The payment of these dividends to shareholders should occur until December 21, 2007. (ii) Item 5, letter “e” – Payment of Interest on Own Capital: It was deliberated the payment of interest on own capital in the amount of R$120,000,000.00 (one hundred twenty million Reais) should occur until December 21, 2007. Respected such deadline, the Company shall determine and communicate the date for beginning of payment related to interest on own capital and dividends approved in item (i), described above.

3	– Regarding item 3 of the agenda, the shareholders presented at the meeting, considering the modification in the Proposal for Allocation of Results deliberated on this meeting, related to remaining balance of net profit, decided to approve unanimously, the capital budget for the fiscal year 2007, in the amount of R$1,845,128,591.72 (one billion, eight hundred forty five million, one hundred twenty eight thousand, five hundred ninety one Reais and seventy two cents), the same one should be supported in its totality by funds generated by the operation.

4 – Regarding item “4” of the agenda, related to election of the Board of Directors’ members for a new tenure, the following deliberations were taken: (i) by indication of the shareholder Luiz Otávio Monte Vieira da Cunha, Mr. Luciano Carvalho Ventura, Brazilian, economist, business administrator, bearer of the Identity Card # 8.147.870 SSP/SP, enrolled with Taxpayer’s ID # 018.153.854 -72, resident and domiciled in the city of São Paulo, state of São Paulo, residential address at Rua Marechal Bitencourt, 408, São Paulo – SP, was reelected as administrative councilmember , by unanimous vote of the preferred shares, in separated voting, with abstention of controllers. His tenure that starts by this date will finish on the 2010 Annual General Meeting; (ii) by the general vote of common shares, there were reelected, unanimously, as administrative councilmember Mr: Antonio Carlos Valente da Silva, Brazilian, married, electric engineer, bearer of the Identity Card CREA RJ # 31.547 -D, enrolled with Taxpayer’s ID # 371.560.557 -04, resident and domiciled in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851 and; José Maria Álvarez-Pallete López, Spanish, married, economist, bearer of the passport BA331010, resident and domiciled in Spain, commercial address at Distrito C – Edifício Oeste 3 – Planta 3, Calle Ronda de la Comunicacion s/n, in the city of Madrid – Spain; Enrique Used Aznar, Spanish, married, graduated in Telecommunication Engineer, bearer of the passport AA119618, resident and domiciled in Madrid, Spain, commercial address at Parque Tecnológico de Madrid, Calle Marconi nº 3 - Tres Cantos, in the City of Madrid, Spain; Fernando Abril-Martorell

Hernandéz, Spanish, married, lawyer, bearer of the passport J5202820, resident and domiciled in Madrid, Spain, commercial address at Ortega Y Gasset, 22-24, in the city of Madrid, Spain, Fernando Xavier Ferreira, Brazilian, married, engineer, bearer of the Identity Card # 585.363 -0 SSP/PR, enrolled with Taxpayer’s ID # 142.144.239 -68, resident and domiciled in the city of Curitiba, Paraná State, commercial address at Av. Paulista, 2300 – 21º andar, in the city and state of São Paulo; Eduardo Navarro de Carvalho, Brazilian, single, engineer, bearer of the Identity Card #M 1.501.849 SSP/MG, enrolled with CREA/MG #4474/D and Taxpayer’s ID #531.710.556 -00, resident and domiciled in the city of Madrid, Spain, commercial address at Distrito C – Edifício Oeste 3 – Planta 3, Calle Ronda de la Comunicacion s/n, in the city of Madrid, Spain; Ignácio Urdangarín Liebaert, that signs too as Iñaki Urdangarín, Spanish, married, graduated in Business Sciences, bearer of the Spanish Passport Q452424, resident and domiciled in Madrid, Spain, commercial address at Gran Via, 28 – 7ª Planta, in the city of Madrid, Spain; Javier Nadal Ariño, Spanish, married, gradutated in telecommunication engineer, bearer of the passport #AC236884, resident and domiciled in Madrid, Spain, commercial address at Calle Gran Via 28 – 9º andar; in the city of Madrid, Spain, José Fernando de Almansa Moreno-Barreda, Spanish, widower, graduated in Law, bearer of the passport #AA119621, resident and domiciled in Madrid, Spain, commercial address at Gran Via 28 – 12º andar, in the city of Madrid, Spain; Juan Carlos Ros Brugueras, Spanish, single, lawyer, bearer of the Foreigner Identity Card RNE #V228401-1 and enrolled with Taxpayer’s ID #817.483.020 -00, bearer of the Passport AB162499, resident and domiciled in Madrid, Spain, at Gran Via 28, 12ª Planta, in the city of Madrid, Spain, Juan Vicente Revilla Vergara, Peruvian, married, graduated in Business and Economic Sciences, bearer of the passport X606363, resident and domiciled in Madrid, Spain, commercial address at Distrito C – Edifício Oeste 3 – Planta 3, Calle Ronda de la Comunicacion s/n, in the city of Madrid, Spain; Luis Bastida Ibarguen, Spanish, married, graduated in Business Sciences, bearer of the passport AD139280, resident and domiciled in Madrid, Spain, commercial address at Jorge Manrique nº 12, in the city of Madrid, Spain; Miguel Ángel Gutiérrez Méndez, Argentinian, married, businessman, bearer of the Argentinian passport 12572690N and Spanhish Passport XC098727, resident and domiciled in Buenos Aires, Argentina, commercial address at Av. de Libertador, 1068, 4º andar, C1112ABN, in the city of Buenos Aires, Argentina; and Narcís Serra Serra, Spanish, married, Ph.D. in Economic Sciences, bearer of the passport AA 178739, resident and domiciled in Barcelona, Spain, address at Calle Elizabets nº 12, in the city of Barcelona, Spain; all of them with tenure that starts by this date and will end in the 2010 Annual General Meeting. Consigned that, under the paragraph 2º, article 146, of the Corporate Law, the entrance of councilmembers residents and domiciled overseas will be conditioned to constitution of representants residents in Brazil. There were presented on this date, the reelected councilmember resumes, informing as well that, those ones are not impeded by law of exercising their administrative councilmember position and in conditions of confirming their releasing as required by § 4o of article 147 of the Law nº 6.404/76 and article 2º of the instruction CVM 367, on May 29, 2002.

5 – Regarding item “5” of the agenda, related to election of the audit committee members for a tenure that starts by this date and will end at the 2008 Annual General Meeting, it was verified that: a) For unanimous vote of the preferred shares presented, in separeted voting, with abstention of the controllers, there were elected as sitting member Flavio Stamm, Brazilian, married, business administrator, registered in the CRA SP nº 45.324, bearer of the Identity Card #12.317.859 SSP/SP and enrolled with Taxpayer’s ID #048.241.708 -00, resident and domiciled at Rua Patápio Silva, 223 – apto. 32 – São Paulo – SP; and as respective substitute Gilberto Lerio, Brazilian, divorcee, accountant, registered in the CRC SP nº 1SP 111.445/O -9, bearer of the Identity Card #4.370.494 -3 and enrolled with Taxpayer’s ID #269.714.378 -53, resident and domiciled at Av. Indianópolis, 860 – São Paulo – SP; b) by common shares votes, there were unanimously elected, as sitting members: Patrícia Maria de Arruda Franco, Brazilian, married, accountant, bearer of the Identity Card #07.868.966 -8 IFP/RJ and of the CRC RJ O 819500, enrolled with Taxpayer’s ID # 011.158.067 -69, resident and domiciled at

Rio de Janeiro - RJ, commercial address at Av. Ayrton Senna, 2200 – 1º andar, Rio de Janeiro – RJ and Cristiane Barretto Sales, Brazilian, married, business administrator, bearer of the Identity Card #02.714.796 and of the CRA 4487, enrolled with Taxpayer’s ID #405.908.015 -20, resident and domiciled in the City of São Paulo – SP, commercial address at Rua Chucri Zaidan, 860 – 4º andar, São Paulo - SP; and as their substitutes, respectively Luis André Carpintero Blanco, Brazilian, married, engineer, bearer of the Identity Card #09.282.853 -2, enrolled with Taxpayer’s ID # 045.353.777 -40, resident and domiciled in the city of São Paulo –SP, commercial address at Rua Chucri Zaidan, 860 – 4º and Carlos Raimar Schoeninger, Brasilian, married, business administrator, bearer of the Identity Card #34.315.082 -6, enrolled with Taxpayer’s ID #556.488.439 -68, resident and domiciled in the city of São Paulo – SP, commercial address at Rua Chucri Zaidan, 860 – 4º andar, São Paulo – SP.

6 – Regarding item “6” of the agenda, they were approved unanimously: (a) to determine the management’s annual remuneration the period comprehended between today and the 2008 Annual General Meeting, in the amount of R$24,200,000.00 (twenty four million and two hundred thousand Reais). The individualization for the administrative members shall be made through the Board of Directors; (b) to determine the fiscal councilmember’s remuneration in Office to 10% of the average paied to each Director, not including therefor the benefits, representation monies and eventual participation in profit (variable remuneration).

In Extraordinary General Meeting:

1 – Referred to the first matter of the Extraordinary General Meeting agenda, they were approved, by unanimous vote of the shareholders present the proposal of simplification and reform of the Company’s bylaws, regarding position and rights of the board members, as follows: (a) To establish that the Executive Board shall be made up of at least three (3) and at most fifteen (15) members denominated Chief Executive Officer, General Officer for Fixed Telephony; Vice-President of Finance and Investor Relations and other Vice-Presidents without specific assignment. (b) To define in the Company’s bylaws the Chief Executive Officer, General Officer for Fixed Telephony and Vice-President of Finance and Investor Relations Officer their incumbencies, establishing that individual attributions of the Vice-Presidents without specific assignment will defined by the Board of Directors, which can determine as well specific assignments to the referred positions; (c) In accordance to the proposals described in the items “a” and “b” above, to adapt the article 20, responsible for the Board’s composition and article 23, related to member of the Board incumbencies, becoming the essays transcript as follows, effective through statutory devices aforementioned; (d) to adapt statutory device where there is the expression “executive officer” and replace it by “director” and exclude of the Company’s bylaws the mention of the “Article 26 – REPEALED”, reclassifying the subsequent articles. “Art. 20 - The Executive Board shall be made up of at least three (3) and at most fifteen (15) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General Officer for Fixed Telephony; (c) Vice-President of Finance and Investor Relations; (d) Other Vice-Presidents without specific assignment. Paragraph One – the Board of Directors, which can establish as well specific assignment for the referred offices, will define individual attributions to Vice-Presidents without specific assignment. Paragraph Two –A same Director may be elected to accumulate attributions of more than one office in the Executive Board. “Art. 23 - The following are specific incumbencies of the Executive Board members: A – Chief Executive Officer: 1. To represent the Company in and out of court, before shareholders and general public, being able to appoint attorneys-in-fact together with another Director and appoint representatives, as well as to delegate incumbencies to other Directors for implementation of specific acts; 2. To follow up and supervise implementation of resolutions determined by the Board of Directors; 3. To establish guidelines and supervise all Company’s activities, in special law activities, internal audit, institutional policy, internal and external communication, sponsorships and development of the Company’s image; defining its operating strategy; 4. To call meetings of the Executive

Board; 5. To perform emergency acts “ad referendum” of the Executive Board; 6. To carry out other assignments that are determined by the Board of Directors. B – General Officer for Fixed Telephony: 1. To manage, coordinate and supervise the Company’s operating activities, that may be attributed, to the General Executive Officer for Fixed Telephony, by the Board of Directors; 2. To delegate, when necessary, to other vice-presidents, incumbencies for practice of specific acts; 3. To represent the Company as established in the current bylaws; and 4. To carry out other assignments that are determined by the Board of Directors; C – Vice-President of Finance and Investor Relations Officer: 1. Establish guidelines and supervise the Company’s activities in the economic-finance, accounting areas and management of securities issued by the Company, as well as supervise the management of complementary pension fund; 2. To represent the Company before the Securities Commission – CVM, Stock Exchanges and other inspection agencies of the securities market; 3. To delegate, when necessary, incumbencies to other Vice-Presidents related to the practice of specific acts; 4. To represent the Company as established in the current bylaws; and 5. To carry out other assignments that are determined by the Board of Directors; D - Vice-Presidents without specific assignments: 1. To carry out the position and individual assignment determined by the Board of Directors; 2. To sign together with another statutory director documents and acts that claim signature of two directors; and 3. To represent the Company as established in the current bylaws.

VII – Closing: No further business matters to discuss, the subjects were finalized, from which they were drawn up, in an abstract manner, as permitted by the § 1º of the article 130 of the Law 6.404/76. The shareholders have been approved, the present minute, as true representation of the matters and deliberations occurred in meetings and follow signed by the participants. São Paulo, March 29, 2007.

Gilmar Roberto Pereira Camurra Chairman

Angeles Pilar Vicent Candame Secretary of the Meeting

SP Telecomunicações Holding Ltda. p.p. Gustavo Fleichman

Telefônica Internacional S/A p.p. Gustavo Fleichman

Telefônica Data Brasil Ltda p.p. Gustavo Fleichman

Luiz Otávio Monte Vieira da Cunha

Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários; p.p Marcelo Alencar Gerbassi Ramos; represented by the shareholders:

Icatu Hartford Dividendos Fundo de Investimento em Ações Icatu Hartford Ações IBX Fundo de Investimento

Citibank N.A.; p.p. Daniel Alves Ferreira; represented by the shareholders:

Goldman Sachs & CO

First Trust/Aberdeen Emerging Opportunity Fund Artisan Emerging Markets Fund

Philips Electronics North America Corporation Master retirement Trust Commonfund Emerging Markets Investors Company The Master Trust Bank Of Japan Ltd RE:MTBC400035147 CTBC Emerging Economies Fund Emperial Emerging Economies Pool Central States Southeast and Southwest Areas Pension Fund The TBC Private Trust Mellon Global Funds PLC

Wells Fargo Master Trust Diversified Stock Portfolio

     Commonwealth of Pennsylvania Public School Employees Retirement System The Board Administration City Employees Retirement System Los Angeles California

Norges Bank

Represented by HSBC Corretora de Títulos e Valores Mobiliários S.A.: p.p. Daniel Alves Ferreira

Banco Safra S.A.; p.p. Carolina Romero Sessa; represented by the shareholders:

Himaros S/A Vailly S/A

Banco Safra de Investimento S.A.; p.p. Carolina Romero Sessa; represented by the shareholders

Safra Multidividendos– Fundo de Investimento em Ações Safra Ações – Fundo de Investimento em Ações Safra Setorial Telecom – Fundo de Investimento em Ações

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.; p.p. Cássio Martins Camargo Penteado Junior; represented by the shareholders:

Franklin Templeton IBX – FIA

Franklin Templeton Valor e Liquidez FVL – Fundo de Investimento em Ações

Daniel Alves Ferreira

Erivaldo Coelho Bastos

Clovis Azeredo Travassos Filho

Fiscal Councilmember

Wolney Querino Schuler Carvalho

Fiscal Councilmember

Luiz Carlos Marques e Luiz Carlos Passetti

Ernst & Young Auditores Independentes S/S

Milton Shigueo Takarada

Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 29, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director